ROCK RESOURCES INC.

(the "Company")

02 JUN -4 AM 11:0

NEWS RELEASE

82-45504

02034523

May 17, 2002

The Company wishes to announce that it has entered into an investor relations consultancy agreement with Tangent Management Corp. ("Tangent"). Under the terms of the agreement, Tangent will assist the Company with a market awareness campaign.

Tangent has been engaged on a non-exclusive basis for twelve months for a monthly fee of $2,500. Fees will be paid out of general working capital. Two principals of Tangent currently have no interest, directly or indirectly, in the Issuer or its securities other than they will be eligible for stock options.

On behalf of the Board of Directors:

SUPPL

"Thomas J. Kennedy"	***"Graeme Rowland"***
Thomas J. Kennedy President	Graeme Rowland Chairman of the Board

TSX Venture RCK
#910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

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